PRESS RELEASE
EXHIBIT 99.6
EDF and Total Sign an agreement in the Planned Dunkirk LNG Terminal
(Paris — March 8th, 2010) — EDF and Total today announce the signature of an agreement whereby Total will reserve regasification capacity in the planned Dunkirk LNG terminal being developed by Dunkerque LNG, a wholly owned EDF subsidiary, and will also acquire an interest in the company. The agreement is part of EDF’s global search for partners to reserve regasification capacity in the terminal.
With regasification capacity of between 10 billion and 13 billion cubic meters per year, the terminal being developed by Dunkerque LNG would be able to meet more than 20% of French natural gas demand. Dunkerque LNG will make the final investment decision in summer 2010, with a view to commissioning in 2014. The project remains subject to the necessary regulatory approvals, successful marketing and construction calls for tenders.
Up to 1,200 people will work on the project during the construction phase. Terminal operation would create at least 50 direct jobs, along with an estimated 150 indirect jobs. The partners would provide expertise and personnel during the construction and operating phases.
EDF group is a major player in the European gas market with 29 billions cubic meters handled in 2008. Construction of an LNG terminal in Dunkirk is aligned with EDF’s strategy of strengthening and securing gas capacity to supply its own power plants and to market electricity and natural gas.
Growth in liquefied natural gas is a cornerstone of Total’s strategy. An interest in the Dunkirk LNG terminal would allow the Group to expand its portfolio of LNG regasification capacity reservations and consolidate its ability to supply markets in France and Europe.
Like other LNG terminal projects in France, the Dunkirk facility will contribute to the security of natural gas supply in Europe.

About EDF Group
The EDF Group, one of the leaders in the energy market in Europe, is an integrated energy company active in all businesses: generation, transmission, distribution, energy supply and trading. The Group is the leading electricity producer in Europe. In France, it has mainly nuclear and hydraulic production facilities where 95% of the electricity output involves no CO2 emissions. EDF’s transport and distribution subsidiaries in France operate 1,285,000 km of low and medium voltage overhead and underground electricity lines and around 100,000 km of high and very high voltage networks. The Group is involved in supplying energy and services to around 38 million customers around the world, including close to 28 million in France. The Group generated consolidated sales of €66.3 billion in 2009, of which 49% in Europe excluding France. EDF is listed on the Paris Stock Exchange and is a member of the CAC 40 index.
About Total
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals.
Total is a leading producer in the LNG sector, with strong and diversified positions worldwide. Total is active in most of the major LNG — producing regions and main LNG markets.
The Group secured long-term access to LNG re-gasification capacity located in key LNG markets: North America (Sabine Pass in the United States and Altamira in Mexico), Europe (Fos Cavaou in the South of France and South Hook Terminal in the United Kingdom) and Asia (Hazira in India). The Group produces LNG in the United Arab Emirates, Indonesia, Nigeria, Norway, Oman, Qatar and Yemen. Angola LNG, which is currently under construction, will complement this portfolio in 2012.